Exhibit 21
Southwest Airlines Co.
Subsidiaries

Name	State or Other Jurisdiction of Incorporation or Organization

AirTran Airways 717 Leasing Corporation	Delaware
AirTran Airways, Inc.	Delaware
AirTran Holdings, LLC	Texas
Southwest Jet Fuel Co.	Texas
Triple Crown Assurance Co.	Texas